Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

SBC & ATT

Questions & Answers

1.	Why are we buying AT&T?

Our merger with AT&T is an important next step in the evolution of the global communications industry. Our two companies have complementary strengths, product sets and customer bases, and share common values focused on customer service, innovation and reliability. The transaction combines AT&T’s global systems capabilities, business and government customers, and fast-growing Internet protocol (IP)-based business with SBC’s extraordinary local exchange, broadband and wireless solutions.

2.	What will this deal do to our position in the enterprise segment?

As you know, one of SBC’s strategic objectives has been to grow its enterprise business, and we have had some success. For SBC, the combination significantly accelerates our expansion into the global data and enterprise segment with the leading provider of high-end enterprise products and services for both corporations and governments. Over the last three years alone, AT&T has invested billions of dollars to convert its legacy networks to a single-architecture global IP network capable of delivering and supporting services, solutions and applications to customers worldwide, and today has one of the most advanced, highest-volume IP networks in the world. Combined with its portfolio of data and IP services, hosting, security and professional services, its technology leadership through the AT&T Labs and a premier customer base (AT&T serves all of S&P 500 and virtually all of the Fortune 1000), AT&T’s assets are a great complement to SBC’s already formidable presence in the United States. Combining will get us to a place neither company could have achieved on its own.

3.	What does this say about our enterprise business?

Remember, we just got into long distance business throughout our territory at the end of 2003. We couldn’t really pursue Enterprise customers without long distance approval. We’ve had some good success in the enterprise customer segments we’ve targeted … primarily companies with 50 percent or more of their locations in our 13 states, and primarily with less complex voice and data services; our strengths are largely different than — and complementary to — AT&T’s areas of strength.

4.	How much are we paying to buy them? Is this a good deal?

Under terms of the agreement, AT&T shareholders receive 0.77942 shares of SBC common stock for each common share of AT&T. At current prices, this equals $18.41 per share, or a total value of approximately $15 billion. In addition, at the time of closing, AT&T will pay its shareholders a special dividend of $1.30 per share. The combined company will be able to do much more to serve customers and our stockholders than either company could on its own.

5.	We’ve been saying for a long time that SBC did not plan to or need to merge with a big long distance company. What changed?

We said that on the right terms we would be interested. We are focused on accelerating our efforts to reach enterprise customers on a national and global basis, and committed to a strategy that includes organic growth and/or additional acquisitions. We believe this deal meets those qualifications.

6.	What customer benefits does this create?

By combining networks and resources, our new company will be able to bring to market new consumer and business services more quickly than either company could on a stand-alone basis. This combination will ensure the existence of a continued strong voice for innovation in consumer and business communications services.

7.	Where will the expected $2 billion in annual cost savings come from?

Almost all of the synergies will come from reduced costs over and above expected cost improvements from the companies’ ongoing productivity initiatives.

•	Nearly half of the total net synergies are expected to come from network operations and IT, as facilities and operations are consolidated.
•	Approximately 25 percent are expected to come from the combined business services organizations, as sales and support functions are combined.
•	About 10 percent to 15 percent of the synergies are expected to come from eliminating duplicate corporate functions.
•	Approximately 10 percent to 15 percent of expected synergies come from revenues, as the combined company migrates service offerings to new customer segments.

8.	What attracted SBC to AT&T the most?
•	Its customer base
•	Its international presence
•	Its Internet backbone facilities
•	Its product and services offerings
•	Its complementary network
•	Its enterprise experience
•	Its highly skilled employee base
•	And, of course, its brand name.

9.	Who has to approve this merger and how long will that take?

The FCC, the Department of Justice, various state regulatory agencies and a small number of international approvals will be required. We are committed to working with regulators to explain why we believe this deal is good for customers and in the public interest, and we trust the necessary approvals will be granted expeditiously and without any extraordinary conditions.

10.	What happens to my job?

We intend to have the best workforce and the best leadership team in the industry. Meanwhile, we need to continue focusing on meeting our customers’ needs as the best way to assure the success of our business.

11.	Will we keep AT&T’s brand?

We value the heritage and strength of the AT&T brand, which is one of the most widely recognized and respected names throughout the world, and it will certainly be part of the new company’s future.

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NOTE: In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (http://www.sec.gov). These documents may also be obtained for free from SBC by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78258. Free copies of AT&T Corp.’s filings may be obtained by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

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Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov. SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.